Bank of The James

FINANCIAL GROUP, INC.

Annual Report 2004

Table of Contents

ANNUAL REPORT 2004

To Our Shareholders

To Our Shareholders of Bank of the James Financial Group, Inc.:

As Bank of the James Financial Group's subsidiary, Bank of the James, completes its 5th full year of operations as your local community bank, I am excited to report our results to you. The year 2004 was filled with change and significant growth for our bank as we added two new full-service branches, hired 16 new employees and moved the mortgage department from a small office building to the second floor of our new Forest banking facility. We did all of this by keeping our focus on the importance of maintaining the highest level of customer service while striving to create value for you, our shareholders.



Martin E. Waltemyer
Robert R. Chapman III
J. Todd Scruggs

Two New Branches This Year

We opened our first branch office in Bedford County, Virginia, in February 2004. After months of construction, we unveiled our new Forest office which, in addition to housing our fastest growing branch, is also home to our mortgage division.

Our desired investment in infrastructure and support staff put us in a position to open our fifth branch - our second in downtown Lynchburg - on the corner of 9th and Main Streets. As many of you know, this location at 828 Main Street has been historically significant throughout Lynchburg's history and has been a familiar banking stop for many of our citizens through the years. The decision to move into this building (now called The Bank of the James Building) truly defined our commitment to local banking and to the revitalization and future of downtown Lynchburg.

Who We Are

We take our role as a community bank very seriously. This means you have access to our management and other officers on a daily basis and credit decisions are made here locally. As other banks appear and disappear in our market, our stability is a valuable asset in attracting new business. When you call our bank, your call will be answered by one of our employees, not by an impersonal voice mail system. We provide friendly, courteous service and truly want your banking experience to be enjoyable

As community bankers, we recognize our responsibilities to support the communities we serve with the hope to make them better places to live and do business. Our employees give numerous hours of their own time working for charitable organizations. Bank of the James is truly your hometown bank that genuinely cares about our customers, our employees, our shareholders and our region.

Financial Highlights and Stock Dividend Announcement

Throughout the year, we've followed the road map of our five-year strategic plan to grow our business with a focus on creating value for you, our shareholders. Some of the highlights we experienced during 2004 include:

- Total assets as of December 31, 2004 reached $171,025,000 - a 17.9% increase over the same period the previous year.
- Deposits grew from $133,486,000 for the period ended December 31, 2003 to $153,834,000 at the end of the fourth quarter, 2004; an increase of 15.2%.
- Loans increased from $114,604,000 as of December 31, 2003 to $140,272,000 as of December 31, 2004; an increase of 22.4%.
- Year-to-date net income was reported at $1,472,000 for the period ended December 31, 2004 compared to $1,416,000 for the same period a year ago.
- In January 2005, our Board of Directors approved a 3 for 2 stock split to be effected as a 50% stock dividend scheduled to be paid on March 4, 2005 for shareholders of record on February 4, 2005. Again this action was mapped out in our strategic plan for value creation.

The year 2005 will be a challenging year for your bank as we take steps to comply with the Sarbanes-Oxley Act of 2002. Generally, this act was enacted to deter corporate scandals such as those that you may have seen in the recent news. Specifically, the legislation was primarily implemented to improve the governance performance of boards of directors and management of public companies and to regulate the activities of the accounting profession. The good news is that management believes your bank has operated with the proper internal controls in place since inception, and we should not see much in the way of change. However, the compliance process will be costly and may have an adverse effect on earnings in 2005. Management has attempted to minimize this effect to earnings by focusing on efficient operations. Each employee of Bank of the James has been asked to monitor expenses and to submit ideas on how the bank can operate more efficiently. I am pleased with the bank's progress in this area.

The Story Behind Our Success

The following pages will show how Bank of the James Financial Group, Inc. has performed over the past two years. We hope you'll take a few moments now to read about the rest of our story - the real story - behind the success of our company. We're talking about the employees of Bank of the James. Our employees are our strength and make up the fabric of our organization. They come to work everyday in the name of Bank of the James. On a daily basis we ask our employees to deliver a level of service that exceeds our customer's expectations. Our employees are talented, motivated, enthusiastic, experienced, smart, and dedicated. The employees of Bank of the James are imperative in the formation of products, policies and operations. Bank of the James employees take pride in their jobs, and as shareholders themselves, are dedicated to the success of this organization. Without their commitment to positive banking relationships with our customers, productive interactions with their co-workers, and a commitment to the long term success of the bank, we would be "just another bank."

This year's annual report highlights some of our employees. These are the employees who our customers know and call when they need banking services. These are some of our employees who make up "Team Bank of the James" and we believe that our team consists of the best banking talent in our area.

We also need to recognize our dedicated Board of Directors. This group of highly respected individuals is instrumental to the bank's success, and we thank our board for their guidance, their dedication and their wisdom in offering direction to our organization. We are fortunate to have such a highly distinguished group serving as members of our board.

Creating Value for our Shareholders

See for yourself why so many people have chosen to bank with us. If you're not presently a customer, we invite you to become one after considering the benefits of placing your banking relationship with Bank of the James. Our employees will assist you in moving your accounts to our bank. As a shareholder, you own a part of this company, and we need your support in continuing to grow your investment.

A special thanks to our shareholders who do bank with us, and who have encouraged their friends and family to do the same. You've shown your confidence in our ability to be custodians of your financial holdings, and we will continue to work diligently for your trust and continued patronage. We ask you to continue promoting Bank of the James and to remember that one of the best ways to enhance your investment is by doing business locally with the Bank. We ask that you encourage others to do so as well.

Our Future — Looking Ahead

As we look ahead to 2005, we are inspired by our successes over the five years we have been here to serve you. Our employee team gets stronger daily as we continue to attract new business and work hard for you, our shareholders. In a letter from the organizing board of directors of Bank of the James that appeared in the October 28, 1998 edition of The News and Advance, it was stated. "We pledge to offer a new blend of high-tech, old fashioned banking, where our employees really know the customer and strive to meet each customer's needs. We believe this community deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home."

As we venture into our sixth year of doing business here in the Region 2000 community, we believe we have lived up to this pledge, and we continue to strive to do so in the years ahead. In our first five years, the Bank's growth and financial performance has exceeded our expectations, yet we believe that the best of times for Bank of the James are yet to come. Our ability to attract the best employees, to make policy and decisions locally, to utilize the latest technology and our ongoing dedication to superior customer service is the combination that our competitors cannot match. Our story is a race without a finish line. The possibilities are endless, and we welcome this challenge.

Management believes the future looks bright for Bank of the James Financial Group Inc. and Bank of the James. We will continue to develop meaningful, life-long relationships that benefit our customer's financial goals, to offer a mix of products and services that are competitive and fair, and to display that Bank of the James unique hometown feeling that is evident each time a customer walks into one of our offices. This is our goal for long-term profitability and ongoing shareholder value. We are excited about the future and continue to look forward to serving our highly valued customers and our region.

Our meeting of shareholders will be held on Thursday, May 12, 2005 at 4 p.m. on the 8th floor of the Bank of the James Building, 828 Main Street, Lynchburg, VA. We invite you to join us as we recap the events of last year and announce our plans for the future.

Sincerely,

Robert R. Chapman III
President, Bank of the James Financial Group, Inc.

It's all about the people - the people we serve, the people in our community - but the real story behind our success takes place within the walls of our Bank and among the people who count themselves members of our team - the dedicated employees who are the face and the soul - the very fabric - of Bank of the James. We would like to introduce you to just a few.



Brenda Gray

After thirty years in banking, Brenda Gray joined the Bank when it was still a concept, assisting with whatever was needed to help bring the plans for a community bank to the brick and mortar we see today. She believed in the ideals put forth by the founders - to provide the highest level of banking with the highest level of customer service. They've fulfilled that goal, but the story doesn't stop there.

Because of the Bank's commitment to its community, Brenda is able to participate in organizations which help the needy and which assist in the redevelopment of Lynchburg's downtown area. Brenda is active in the United Way, Lynch's Landing, the Historical Foundation and she and her husband volunteer for Friday Cheers.

Brenda believes that it's our responsibility as individuals and as a business to give back to the community and to help those in need and she's had the full support of the Bank in doing so.

Faye Lethcoe

Faye Lethcoe joined Bank of the James as an experienced retail lender. She chose to be a part of a local, community bank because she believed in the ideals set forth by the founders.

Faye enjoys establishing relationships with her customers - something she really wasn't able to do in other banking environments. Because of her position at the Bank and her involvement with Lynchburg Neighborhood Development (previously the Homeless and Housing Coalition) and Rush Homes, Faye is able to work to help low income individuals and families find the financial assistance they need to get affordable housing.

An active member of her church, Faye also gives financial seminars to women's groups at area churches. She teaches "financial common sense" from budgeting to managing or correcting credit profiles.

Faye believes there are many people out there who need help. She wants to help them and she's been given the full support of the Bank in doing so.



Wilma Rucker

Wilma Rucker has been with the Bank since we opened our doors in July 1999. Wilma handles the critical operations department of the Bank and now manages a team of employees who work together to do what she did herself for the first few years of operations.

Always willing to step in and help out, Wilma exemplifies the spirit of our Bank in her commitment to her coworkers, to her job and to serving our customers.

Wilma is equally committed to organizations outside the Bank. Wilma is a member of the Principal's Advisory Committee at E.C. Glass High School, works with the Sickle Cell Awareness Association, and is involved in several committees at her church.

Rich Edwards

Rich Edwards joined the mortgage division after nearly a year of watching the way Bank of the James does business. When he joined us, he felt certain he was joining a winning team.

In most environments, mortgage loan officers are very competitive and work independently. Rich has found that at Bank of the James Mortgage, he is part of something much bigger - he's a member of a team of bankers who care about each other and about the customers they serve.

The support he's received from both management and co-workers makes Rich want to work harder and makes him enjoy participating in all of the Bank's activities, from Business After Hours to employee meetings. He's having fun working with such a great team of professionals and enjoys the flexibility he's given to develop relationships with his clients rather than just make the numbers.



The Story Behind Our Success

Bank of the James has been built on two very distinct types of employees - those who are relatively young in their banking career, and those who joined the Bank with decades of banking experience. The dichotomy of these professionals has nurtured the growth and development of both as members of our team.

Claudia Pollard
Joined the bank in 1999 as a Customer Service Representative

Current position: Branch Manager, Forest

"I love this bank - it's like my family. I have grown personally and professionally because of the support and trust of the people I work with. I've learned about every aspect of banking because everyone is expected to do whatever needs to be done - not just 'their job.' The Bank has allowed me to exceed my own ideas of what I thought I could do and has allowed me to earn positions of leadership within the bank. I have great expectations for Bank of the James."





Jason Witt
Joined the bank in 2001 as a Teller

Current Position: Loan Officer

"I wake up every morning excited about going to work. This is my family away from home. If you work hard and you want to move up, the bank respects that and rewards their team members with promotions and responsibility."

Lynette Callands
Joined the bank in 1999 as a Teller

Current Position: Assistant Branch Manager, Main Street

"Working here has been the best experience of my life. I've been given the opportunity to work in virtually every department in the bank as it has grown. I took the initiative and worked hard, and have been rewarded with new responsibilities and promotions. I would not be the person I am today - personally or professionally - without this bank."



Sheila Wright
Branch Manager, Chestnut Hill

Joined the bank with 24 years' experience

"Joining Bank of the James was like coming home. Not just because I was working in the same building I'd been in with the other bank for so many years, but I was coming home to the philosophy of banking that existed when I started my banking career. So many banks push their employees for numbers and quotas. We don't have that at Bank of the James. We understand that if you develop relationships with your customers - and take those extra steps to do what's best for them - the numbers will come.

"We're a team and we all work together. When one member of the team needs help, we all pitch in. That's the way banking should be."

Frances Roberts
Loan Officer, Forest

Joined the bank with over 30 years' experience

"I would have taken any job to be a part of Bank of the James. Previously, I was manager of three regional branches for another bank, but I started here as a loan processor. I was just happy to be a part of this team. Everyone I work with believes in the bank and takes a great deal of pride in how far we've come in such a short period of time. And it's because of the people. We're like a family. Everyone gives 100%. We bank with our neighbors and our friends and we treat our customers the way we would want to be treated. This is how banking should be."

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiary as of December 31, 2004, and 2003, and the results of its operations and its cash flows for the years then ended, in conformity and accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Lynchburg, Virginia
March 9, 2005

Consolidated Balance Sheets

(dollars in thousands)

	December 31,	
Assets	**2004**	**2003**
Cash and due from banks	$ 3,980	$ 5,247
Federal funds sold	-	4,970
Total cash and cash equivalents	3,980	10,217
Securities held-to-maturity	8,999	7,993
Securities available-for-sale	10,912	6,963
Loans, net	140,272	114,604
Premises and equipment, net	4,641	3,632
Community Banker's Bank stock	56	56
Federal Reserve Bank stock	281	281
Federal Home Loan Bank stock	290	180
Interest receivable	983	729
Deferred tax asset	117	242
Other assets	494	114
Total Assets	$ 171,025	$ 145,011
Liabilities and Stockholders' Equity		
Deposits		
Noninterest bearing demand	$ 21,699	$ 16,420
NOW, money market and savings	74,834	44,517
Time	57,301	72,549
Total deposits	153,834	133,486
Federal funds purchased	999	-
Income taxes payable	-	38
Interest payable	65	81
Repurchase agreements	3,259	-
Other liabilities	82	97
Total liabilities	158,239	133,702
Stockholders' equity		
Common stock $4 par value; authorized 10,000,000 shares; issued and outstanding 1,032,183 in 2004 and 935,630 in 2003	4,129	3,743
Additional paid-in-capital	7,237	5,614
Retained earnings	1,433	1,940
Unrealized gain (loss) on securities available-for-sale	(13)	12
Total stockholders' equity	12,786	11,309
Total liabilities and stockholders' equity	$ 171,025	$ 145,011

See notes to the financial statements

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	Years Ended December 31, 2004	2003
Interest Income		
Loans	$ 8,490	$ 7,078
Federal Funds Sold	42	38
Securities		
US agency obligations	815	535
Other	86	103
Total interest income	9,433	7,754
Interest Expense		
Federal Funds Purchased	5	7
Repurchase Agreements	27	3
Deposits		
NOW, money market and savings	889	323
Time Deposits	1,590	1,936
Total interest expense	2,511	2,269
Net interest income	6,922	5,485
Provision for loan losses	754	552
Net interest income after provision for loan losses	6,168	4,933
Other operating income		
Service charges, fees, commissions	1,823	1,611
Gain on sale of securities	7	15
Other operating expenses		
Salaries and employee benefits	2,576	1,800
Occupancy	398	262
Equipment	734	577
Supplies	289	219
Outside expenses	824	721
Marketing	231	204
Credit expense	192	217
Other	524	405
Total other operating expenses	5,768	4,405
Income before income taxes	2,230	2,154
Income tax expense	(758)	(738)
Net Income	$ 1,472	$ 1,416
Income per common share - basic	$ 1.44	$ 1.51
Income per common share - diluted	$ 1.35	$ 1.47

See notes to the financial statements

Consolidated Statements of Comprehensive Income

(dollars in thousands)

	Years Ended December 31, 2004	2003
Net income	$ 1,472	$ 1,416
Other comprehensive income, net of tax		
Unrealized losses on securities	(36)	(71)
Less: reclassification adjustment	11	(10)
Comprehensive income	$ 1,447	$ 1,335

See notes to the financial statements

Bank of the James Financial Group, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

(dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
Balance at December 31, 2002	$ 3,743	$ 5,614	$ 524	$ 93	$ 9,974
Net income	-	-	1,416	-	1,416
Change in net unrealized gains on securities available-for-sale net of deferred taxes of $6	-	-	-	(71)	(71)
Reclassification adjustment for gains included in net income, net of income tax expense of $(5)	-	-	-	(10)	(10)
Balance at December 31, 2003	3,743	5,614	1,940	12	11,309
Net Income	-	-	1,472	-	1,472
10% stock dividend	375	1,604	(1,979)	-	-
Exercise of stock options	11	19	-	-	30
Change in net unrealized losses on securities available-for-sale net of deferred taxes of $(19)	-	-	-	(36)	(36)
Reclassification adjustment for gains included in net income, net of income tax expense of $6	-	-	-	11	11
Balance at December 31, 2004	$ 4,129	$ 7,237	$ 1,433	$ (13)	$ 12,786

See notes to the financial statements

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31, 2004	2003
Cash flows from operating activities		
Net Income	$ 1,472	$ 1,416
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	537	370
Net amortization and accretion of premiums and discounts on securities	236	22
Gain on sale of available for sale securities	(7)	(15)
Provision for loan losses	754	552
Provision for deferred income taxes	138	(6)
Increase in interest receivable	(254)	(116)
Increase in other assets	(380)	(30)
Decrease in income taxes payable	(38)	(330)
Decrease in interest payable	(16)	(31)
Decrease in other liabilities	(15)	(44)
Net cash provided by operating activities	2,427	1,788
Cash flows from investing activities		
Purchases of securities held to maturity	(5,537)	(5,000)
Proceeds from maturities and calls of securities held to maturity	4,500	5,000
Purchases of securities available for sale	(10,231)	(5,000)
Proceeds from maturities and calls of securities available for sale	2,498	5,390
Proceeds from sale of securities available for sale	3,548	1,001
Purchases of Federal Home Loan Bank stock	(110)	-
Origination of loans, net of principal collected	(26,525)	(29,486)
Recoveries on loans charged off	103	81
Purchases of premises and equipment	(1,546)	(1,782)
Net cash used in investing activities	(33,300)	(29,846)
Cash flows from financing activities		
Net increase in deposits	20,348	29,977
Net increase in federal funds purchased	999	-
Net increase in repurchase agreements	3,259	-
Proceeds from exercise of stock options	30	-
Net cash provided by financing activities	24,636	29,977
Increase (decrease) in cash and cash equivalents	(6,237)	1,919
Cash and cash equivalents at beginning of period	10,217	8,298
Cash and cash equivalents at end of period	$ 3,980	$ 10,217

See notes to the financial statements

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank"). Financial exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's five locations consist of three in Lynchburg, Virginia, one in Forest, Virginia which includes the mortgage division, and one in Madison Heights, Virginia.

Note 2 - Summary of significant accounting policies

The following is a description of the significant accounting and reporting policies the Bank follows in preparing and presenting its financial statements.

Consolidation
The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Basis of presentation
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, amounts due from banks (with original maturities of three months or less) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities
The Bank classifies its securities in three categories: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost. Amortization of premiums and accretion of discounts are adjusted on a basis which approximates the level yield method; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of stockholders' equity.

The Bank does not engage in trading securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

(continued)

Note 2 - Summary of significant accounting policies (continued)

Required Investments

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets.

Loans

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on an accrual basis.

The Bank uses the allowance method in providing for possible loan losses. The provision for loan loss is based upon management's estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent risk of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Interest related to non-accrual loans is recognized on the cash basis. Loans are generally placed on non-accrual status when the collection of principal and interest is 90 days or more past due.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Management considers loans to be impaired when based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal.

Loan origination and commitment fees and certain related direct costs

Loan origination and commitment fees and certain direct loan origination costs charged by the Bank are deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is amortizing these net amounts over the contractual life of the related loans or, in the case of demand loans, over the estimated life. Net fees related to standby letters of credit are recognized over the commitment period. The Bank adopted FIN 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34,* on January 1, 2003. The adoption of FIN 45 did not have a material effect on the Bank's consolidated financial statements.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

(continued)

(in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

Foreclosed properties
Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Income taxes
The Bank computes its income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income.

Stock Options
In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123, the Bank has adopted the disclosure-only option and elected to apply the provisions of APB No. 25 for financial statement purposes. No stock-based employee compensation cost is reflected in net income for these plans.

Pro forma information regarding net income and earnings per share have been determined as if the Bank had accounted for its employee stock options using the fair value method, and is presented below.

	Years Ended December 31, 2004		Years Ended December 31, 2003	
Net income:				
As reported	$	1,472	$	1,416
Deduct: total stock-based compensation cost determined under the fair value method, net of tax		(105)		(38)
Pro forma	$	1,367	$	1,378
Basic earnings per share:				
As reported	$	1.44	$	1.51
Pro forma	$	1.34	$	1.47
Diluted earnings per share:				
As reported	$	1.35	$	1.47
Pro forma	$	1.25	$	1.43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2004 and 2003; dividend yield of 0%, expected volatility of 10%, a risk-free interest rate of 4.08%, and expected lives of 7 years.

(continued)

(in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (concluded)

Comprehensive income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income* (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Bank is required to classify items of other comprehensive income (such as net unrealized gains (losses) on securities available-for-sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

In accordance with the provisions of the SFAS 130, the Bank has included in the accompanying financial statements, comprehensive income resulting from such activities. Comprehensive income consists of the net income or loss and net unrealized income or losses on securities available-for-sale. These amounts are reported net of the income tax benefit less any related allowance for realization. Also, accumulated other comprehensive income is included as a separate disclosure within the statements of changes in stockholders' equity in the accompanying financial statements.

Marketing

The Bank expenses marketing costs as incurred.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,020 and $501 for the weeks including December 31, 2004 and 2003, respectively.

(continued)

(in thousands, except share and per share data)

Note 4 - Securities

A summary of the amortized cost and carrying value of securities by maturity distribution follow:

	December 31, 2004			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. agency obligations	$ 8,999	$ 80	$ (33)	$ 9,046
Available-for-sale				
U.S. agency obligations	$ 9,636	$ 7	$ (4)	$ 9,639
Mortgage-backed securities	1,295	6	(28)	1,273
	$ 10,931	$ 13	$ (32)	$ 10,912

	December 31, 2003			
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity				
U.S. agency obligations	$ 7,993	$ 6	$ (74)	$ 7,925
Available-for-sale				
U.S. agency obligations	$ 5,172	$ 38	$ (9)	$ 5,201
Mortgage-backed securities	1,773	8	(19)	1,762
	$ 6,945	$ 46	$ (28)	$ 6,963

The following table shows the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities						
U.S. agency obligations	$ 4,130	$ 18	$ 974	$ 19	$ 5,104	$ 37
Mortgage-backed securities	-	-	808	28	808	28
Total temporarily unimpaired securities	$ 4,130	$ 18	$ 1,782	$ 47	$ 5,912	$ 65

(continued)

(in thousands, except share and per share data)

Note 4 – Securities (concluded)

The Company does not consider the unrealized losses other-than-temporary losses due to the nature of the securities involved. The securities, which consist of six bonds, are S&P rated AAA and indirectly backed by the US Government. For these reasons, management believes the default risk to be minimal. The $5,912 in securities in which there is an unrealized loss of $65 include unrealized losses ranging from $1 to $28 or from 0.09% to 3.33% of the original cost of the investment.

The amortized costs and fair values of securities at December 31, 2004. by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	2,995	2,999
Due after five years through ten years	1,010	996	3,582	3,581
Due after ten years	7,989	8,050	4,354	4,332
	$ 8,999	$ 9,046	$ 10,931	$ 10,912

The Bank sold $3,548 of securities available for sale in 2004 with realized gains totaling $7. The Bank sold $1,000 of securities available-for-sale in 2003 with realized gains on the sales totaling $15.

The amortized costs of securities pledged to collateralize public deposits were approximately $5,500 and $2,000 (fair value of $5,512 and $2,025) at December 31, 2004 and 2003, respectively.

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31	
	2004	2003
Real estate - residential	$ 85,466	$ 51,809
Commercial loans	35,163	45,455
Installment and other	21,062	18,791
Total loans	141,691	116,055
Less allowance for loan losses	1,419	1,451
Net loans	$ 140,272	$ 114,604

(*continued*)

(in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (concluded)

The activity in the allowance for loan losses for 2004 and 2003 is summarized as follows:

	2004	2003
Balance at beginning of period	$ 1,451	$ 1,081
Provision charged to operations	754	552
Loan charge-off	(889)	(263)
Loan recoveries	103	81
Balance at end of period	$ 1,419	$ 1,451

At December 31, 2004 and 2003, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" (SFAS 114), totaled $380 and $85, respectively. The valuation allowance related to impaired loans on December 31, 2004 and 2003 is $34 and $23, respectively. At December 31, 2004 and 2003, the average investment on impaired loans was $538 and $59, respectively. The amount of interest income recorded by the Bank during 2004 and 2003 on impaired loans was approximately $6 and $2, respectively. There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2004 and December 31, 2003.

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes, the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Bank's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2004 and 2003 were $895 and $2,941, respectively. During 2004, new loans and advances amounted to $707 and repayments amounted to $2,753. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 6 – Premises and equipment

Property and equipment at December 31, 2004 and 2003 are summarized as follows:

	December 31	
	2004	2003
Land	$ 461	$ 461
Building and improvements	2,179	893
Construction in progress	22	1,111
Furniture and equipment	2,772	1,929
Leasehold improvements	960	455
	6,394	4,849
Less accumulated depreciation	1,753	1,217
Net property and equipment	$ 4,641	$ 3,632

(continued)

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31	
	2004	2003
Demand		
Non-interest bearing	$ 21,699	$ 16,420
Interest bearing	21,497	23,750
Savings	53,337	20,767
Time, $100,000 or more	13,701	15,969
Other time	43,600	56,580
	$ 153,834	$ 133,486

At December 31, 2004, maturities of time deposits are scheduled as follows:

Year Ending	Amount
2005	$ 18,881
2006	22,104
2007	4,326
2008	2,291
2009 and thereafter	9,699
	$ 57,301

Note 8 – Other borrowings

Short-term borrowings consist of the following at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Securities sold under agreements to repurchase	$ 3,259	$ -
Federal funds purchased	999	-
Total	$ 4,258	$ -
Weighted interest rate	1.20%	-

(continued)

(in thousands, except share and per share data)

Note 8 – Other borrowings (concluded)

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $4,900; Suntrust Bank, $3,000; and Compass Bank, $2,250. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days.

Note 9 - Income taxes

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31	
	2004	2003
Current federal income tax expense	$ 612	$ 781
Deferred federal income tax expense (benefit)	146	(43)
Income tax provision (benefit)	$ 758	$ 738

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2004	2003
Computed "expected" income tax provision (benefit)	$ 758	$ 732
Increase (reduction) in income tax benefit resulting from		
Non-deductible expenses	5	4
Affect of rate tiers	(5)	2
Income tax provision (benefit)	$ 758	$ 738

(*continued*)

(in thousands, except share and per share data)

Note 9 – Income taxes (concluded)

The tax effects of temporary differences and the tax benefit from the net operating loss carryover result in deferred tax assets and liabilities as presented below:

	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 309	$ 346
Organizational and start-up expenses	-	15
Gross deferred tax assets	309	361
Deferred tax liability		
Depreciation	198	112
Unrealized gain (loss) on available for sale securities	(6)	6
Gross deferred tax liability	192	118
Net deferred tax asset	$ 117	$ 243

Note 10 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	2004	2003
Numerator:		
Net income available to Shareholders	$ 1,472,000	$ 1,416,000
Denominator:		
Weighted-average shares outstanding	1,023,879	935,630
Basic EPS weighted average shares outstanding	1,023,879	935,630
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	66,451	26,159
Diluted EPS weighted-average shares outstanding	1,090,330	961,789
Basic earings per share	$ 1.44	$ 1.51
Diluted earings per share	$ 1.35	$ 1.47

(continued)

(in thousands, except share and per share data)

Note 11 – Defined contribution benefit plan

The Bank adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2004 and 2003, the Bank made a matching contribution to the plan in the amount of 50% and 100%, respectively, of the first 6% of the elective contributions made by the participants. The Bank's expense for the plan totaled $51 and $80 for 2004 and 2003, respectively.

Note 12 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. During the period ended December 31, 1999, 46,800 options were granted at an option exercise price of $10 per share, the fair market price on the date of the grant. The options granted vest over a three-year period in installments, with the first vesting having occurred upon approval by the stockholders. During the year ended December 31, 2001, 17,700 shares were awarded at $11.25 per share, fair market price on the date of the grant. The options granted vest over a two-year period commencing in 2002. During the year ended December 31, 2002, 1,000 and 23,550 shares were awarded at $14.25 and $15.00 per share, fair market price on the date of grant. The options vest over a two year period. During the year ended December 31, 2003, 1,000, 2,000 and 31,550 shares were awarded at $14.75, $19.35 and $22.25 per share, fair market price on the date of grant. In January 2004, a 10% dividend was paid affecting the aforementioned grants retroactively. During the year ended December 31, 2004, 2,000 and 26,400 shares were awarded at $22.50 and $25.00 per share, fair market price on the date of grant. The options vest over a two year period.

	Available for Grant	Options Granted/ Outstanding
Balance December 31, 2002	38,050	101,950
Forfeited	600	(600)
Granted	(32,550)	32,550
Balance December 31, 2003	6,100	133,900
Adjustment for 10% Stock Dividend	610	13,390
Authorized	60,000	-
Forfeited	4,620	(4,620)
Granted	(28,400)	28,400
Exercised	-	(2,915)
Balance December 31, 2004	42,930	168,155

(continued)

Note 12 – Stock option plan (concluded)

The following summarized information concerning currently outstanding and exercisable options as adjusted for the 10% dividend paid in January 2004:

Options Exercisable			
Exercise Price	Options Granted/ Outstanding	Remaining Contractual Life	Number of Options Vested
$ 9.09	50,050	4.8	50,050
$ 9.09	1,100	5.3	1,100
$ 10.00	13,860	5.9	13,860
$ 10.23	17,600	7.0	17,600
$ 13.64	24,255	8.0	24,255
$ 17.60	2,200	8.8	1,100
$ 20.23	30,690	9.0	15,351
$ 22.50	2,000	9.3	-
$ 25.00	26,400	9.9	-
	168,155		123,316

Note 13 – Stockholders' equity

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare.

On December 17, 2003, the Board of Directors of Bank of the James Financial Group, Inc. declared a 10% stock dividend to shareholders of record on January 2, 2004. The stock dividend was paid on January 27, 2004 and increased outstanding shares of common stock from 935,630 to 1,029,193.

Note 14 – Supplemental cash flow and non-cash investing and financing activity information

The Bank paid $2,527 and $2,251 for interest for the years ended December 31, 2004 and 2003, respectively. The Bank paid $834 and $1,067 for income taxes for the years ended December 31, 2004 and 2003, respectively.

The Bank charged off loans against the allowance for loan loss totaling $888 and $263 for the years ended December 31, 2004 and 2003, respectively. Unrealized gains on Available-for-sale securities totaled $38 and $123 for the years ended December 31, 2004 and 2003, respectively.

Note 15 - Regulatory matters (all amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2004 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2004 and 2003 are also presented in the table below, dollars are in thousands.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	December 2004 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 14,217	10.2%	$ 11,106	>8.0%	$ 13,883	>10.0%
Tier I capital (to risk-weighted assets)	$ 12,798	9.2%	$ 5,553	>4.0%	$ 8,340	>6.0%
Tier I capital (leverage) (to average assets)	$ 12,798	7.5%	$ 6,829	>4.0%	$ 8,537	>5.0%

	December 2003 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 12,748	10.8%	$ 9,413	>8.0%	$ 11,766	>10.0%
Tier I capital (to risk-weighted assets)	$ 11,297	9.6%	$ 4,706	>4.0%	$ 7,060	>6.0%
Tier I capital (leverage) (to average assets)	$ 11,297	8.2%	$ 5,531	>4.0%	$ 6,914	>5.0%

Note 16 – Contingent liabilities

The Bank rents, under a non-cancelable lease, two of its banking facilities. The initial term of the lease for 615 Church Street is for five years with an additional renewal term of five years. The Bank chose to accept the additional renewal period of 5 years and has 4.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 33% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 19.5 years remaining on this lease. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837. There are no amounts outstanding as of December 31, 2004.

(continued)

(in thousands, except share and per share data)

Note 16 – Contingent liabilities (concluded)

Rental expenses under operating leases were $125 and $83 for the years ended December 31, 2004 and 2003, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2004 are as follows:

Year Ending	Amount
2005	$ 206
2006	219
2007	222
2008	227
2009	194
Thereafter	1,215
	$ 2,283

Note 17 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

	Contract Amounts at December 31	
	2004	2003
Commitments to extend credit (000's)	$ 30,344	$ 20,610
Standby letters of credit (000's)	$ 1,926	$ 1,298

(continued)

(in thousands, except share and per share data)

Note 17 - Financial instruments with off-balance-sheet risk (concluded)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 18 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. Accounts at this institution are secured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances were approximately $829 and $1,374 at December 31, 2004 and 2003, respectively.

Note 19 – Disclosures about fair values of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Bank to disclose estimated fair values of its financial instruments.

The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which is practicable to estimate fair value.

Cash and due from banks and federal funds sold
The carrying amount is a reasonable estimate of fair value.

Interest bearing deposits
The carrying amount is a reasonable estimate of fair value.

Securities
The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(continued)

(in thousands, except share and per share data)

Note 19 – Disclosures about fair values of financial instruments (continued)

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate - residential, real estate - other, loans to individuals and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, as well as estimates for prepayments. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Deposits
The fair values of non-interest-bearing demand deposits, interest-bearing demand deposits and savings deposits are equal to their carrying amounts since the amounts are payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated by discounting scheduled cash flows through maturity using interest rates currently offered for deposits of similar remaining maturities.

Commitments to extend credit and standby letters of credit
The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not material at December 31, 2004 and 2003, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Bank's financial instruments are summarized as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 3,980	$ 3,980	$ 5,247	$ 5,247
Federal funds sold & repos	-	-	4,970	4,970
Securities				
Available for sale	10,912	10,912	6,963	6,963
Held to maturity	8,999	9,046	7,993	7,925
Loans, net	140,272	139,904	114,604	115,096
Total financial assets	$ 164,163	$ 163,842	$ 139,777	$ 140,201
Financial liabilities				
Deposits	$ 153,834	$ 151,399	$ 133,486	$ 130,312
Federal funds purchased & repos	4,258	4,258	-	-
Total financial liabilities	$ 158,092	$ 155,657	$ 133,486	$ 130,312

(continued)

(in thousands, except share and per share data)

Note 19 – Disclosures about fair values of financial instruments (concluded)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 20 – Stock split

On January 13, 2005, the Company's board of directors approved a stock split where one additional share will be distributed for every two shares previously held. The stock split will be for shareholders of record as of February 4, 2005.

Note 21 - Impact of Recently Issued Accounting Standards

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities an interpretation of ARB No. 51* was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. The Bank does not have a variable interest entity as defined by this interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a significant effect on financial position or results of operations of the Bank.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment." SFAS No. 123 (R) is a revision of SFAS No. 123. This statement supersedes APB Opinion No. 25 and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 and requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the financial statements using a fair value-based method. SFAS No. 123 (R) is effective for public companies that file as small business issuers as of the beginning of the first interim period that begins after December 15, 2005 (beginning January 1, 2006). The impact of SFAS No. 123 (R) on the Company's consolidated financial statements is currently being evaluated.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Company.

Subsequent Events

Bank of the James Financial Group, Inc. ("Financial") was incorporated under the laws of the Commonwealth of Virginia on October 3, 2003 and is a bank holding company for Bank of the James (the "Bank"). Effective January 1, 2004, pursuant to an Agreement and Plan of Share Exchange dated October 9, 2003 (the "Agreement") between Financial and the Bank, and approved by the shareholders of the Bank at a special meeting of shareholders held on December 17, 2003, Financial acquired all of the outstanding stock of the Bank in a statutory share exchange transaction. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of Financial on a one-for-one basis.

Following completion of the share exchange, Financial became the successor issuer to the Bank, pursuant to Rule 12g-3 (promulgated under the Securities Exchange Act of 1934).

As of the date hereof, the sole business of Financial is the ownership of the capital stock of the Bank. Financial had no business until January 1, 2004 and unless otherwise noted i) the financial results and statements for all periods ending on or before December 31, 2003 refer to the results and statements of the Bank; and ii) references to the financial results and statements for all subsequent periods refer to the results and statements of Financial. Because Financial is the successor issuer to the Bank, when comparing the results of 2003 to those of 2004, the Bank and Financial are each referred to as the "Company."

Financial declared a 50% stock dividend (or 3 for 2 split) which was paid on March 4, 2005 to shareholders of record on February 4, 2005.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Because Financial has a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified loan impairment, in addition to historical experience to evaluate the allowance for loan losses.

The method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses" below.

General

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July, 1999.

The Bank is a community-oriented financial institution that provides varied banking services to individuals, small and medium-sized businesses, and professional concerns in the Central Virginia, Region 2000 area, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the City of Bedford, Bedford County, Campbell County, and the City of Lynchburg. The Bank strives to provide its customers with products comparable to statewide regional banks located in its market area, while maintaining the prompt response and level of service of a community bank. Management believes this operating strategy has particular appeal in the Bank's market area.

The Bank's mission is premised on growing a profitable banking operation in a prudent manner while maintaining high quality service to its customers in Region 2000. Management is committed to serving the banking needs of Region 2000 and has developed a marketing strategy that targets and appeals to individuals, small to medium sized businesses, and professional concerns. The Bank believes that it is currently meeting such needs and strives to create other mechanisms with which it will meet the challenges of servicing such customers in the future. Management realizes that to remain competitive, the Bank will need to open additional branches and it continues to evaluate options regarding the establishment of additional branches. Management is cognizant of the fact that the population of the Bank's market area continues to expand and the Bank should be able to grow its deposit base in the future and, as a result, increase its lending opportunities in such communities. Management also is attempting to limit interest rate risk by not making fixed rate loans in excess of five years. Financial and the Bank are also mindful of its operating expenses and expects to keep such expenses at a low level. By adhering to the above policies, management intends to enhance the Bank's profitability in the upcoming year.

The Bank began operating in July, 1999. The operating results of the Bank and Financial depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its other operating income, including loan fees and service charges, and its other operating expenses, including salaries and employee benefits, occupancy expense, data processing expenses, Federal Deposit Insurance Corporation premiums, expense in complying with the Sarbanes-Oxley Act of 2002, miscellaneous other expenses, franchise taxes, and income taxes.

2004 Compared to 2003

The comparison of operating results for the Company between 2004 and 2003 should be read in the context of the relatively short operating history of the Bank. The Bank began operations on July 22, 1999, opened the Chestnut Hill Branch as its second location in November, 2000, opened the Madison Heights Branch as its third location in June, 2002, opened the Forest Branch in February, 2004 as its fourth location, opened the Downtown Branch as its fifth location in November 2004, and opened its Mortgage Division in March 2001. Thus, the results for the year ended December 31, 2003 do not reflect the result of operations for either the Forest Branch or the Downtown Branch while the results for the year ended December 31, 2004 include results from the Forest Branch for approximately 10 months and of the Downtown Branch for approximately 2 months.

Earnings Summary for the Company

The net income for the Company for the year ended December 31, 2004 was $1,472,000 or $1.44 per basic and $1.35 per diluted share compared with net income of $1,416,000 or $1.51 per basic and $1.47 per diluted share for the year ended December 31, 2003. Note 10 of the Financial Statements provides additional information with respect to the calculation of the Company's earnings per share.

The increase in net income of $56,000 in 2004 compared to 2003 was due in large part to the following factors: i) the Company's overhead was spread over a larger base of business; ii) an increase in non-interest income; and iii) an increase in the size of the loan portfolio, the Company's primary method of investment. The increase in net income was offset due to a loan loss provision of $754,000 for the year ended December 31, 2004 as compared with a loan loss provision of $552,000 for the year ended December 31, 2003. In the course of calculating loan impairment in accordance with FASB 114, in the quarter ended September 30, 2004, management determined that certain loans should be downgraded because of deterioration in their credit quality. Of the $754,000 provision made in the year ended December 31, 2004, $199,000 resulted from the reclassification of these loans due to management's belief that these impaired loans may result in a loss. Although the Company currently has loans in excess of $380,000 classified as non-performing, management believes the impairment on these loans will be immaterial due to the fact that the potential losses associated with these loans have been provided for in the allowance for loan loss. Management does not believe that the amount of non-performing loans will continue to increase at an unacceptable rate.

These operating results represent a return on average shareholders' equity of 12.16% for the year ended December 31, 2004 compared to 13.20% for the year ended December 31, 2003. Return on average assets for the year ended December 31, 2004 was 0.92% compared to 1.14% in 2003.

Financial Condition Summary of the Company

The Company's total assets were $171,025,000 at December 31, 2004, an increase of $26,014,000 or 17.9% from $145,011,000 compared with December 31, 2003. The increase may be attributed to strong deposit growth from $133,486,000 for the period ended December 31, 2003 to $153,834,000 at the end of the same period in 2004, for an increase of 15.2%. Non- interest-bearing deposits increased $5,279,000 or 32.1% from $16,420,000 at December 31, 2003 to $21,699,000 at December 31, 2004. Interest-bearing deposits increased $15,069,000 or 12.9% from $117,066,000 at December 31, 2003 to $132,135,000 at December 31, 2004. In the fall of 2003, the Bank introduced a new savings account known as "Peaks Savings." The Peaks Savings accounts pay interest at above market rates and the product was well received by Bank customers. The Peaks Savings product continues to attract significant interest-bearing deposits.

Loans, net of unearned income and the loan loss provision, increased from $114,604,000 as of December 31, 2003 to $140,272,000 as of December 31, 2004, an increase of 22.4%. This increase can be attributed to a continued low interest rate environment that made borrowing attractive to the Company's customers, the Company's increased presence in the market, and the Bank's reputation for service. Cash and cash equivalents decreased from $10,217,000 in 2003 to $3,980,000 in 2004. This decrease was due to loans growing faster than deposits and the purchase of securities. Securities available-for-sale increased $3,949,000 in 2004 to $10,912,000 from $6,963,000 at December 31, 2003. Securities held to maturity (not marked to market) increased from $7,993,000 as of December 31, 2003 to $8,999,000 as of December 31, 2004. These increases are attributable in large part to the reallocation of short term fed funds to longer term, higher yielding investments.

Shareholders' equity increased $1,477,000, or 13.1% from December 31, 2003 to December 31, 2004. The increase resulted from Company's operating income and was partially offset by a decrease in the value of unrealized gains on securities available for sale. As set forth in Note 15 to the Financial Statements, at December 31, 2004 the regulatory capital levels of the Bank exceeded those established for well-capitalized institutions.

Net Interest Income and Net Interest Margin for the Company

The fundamental source of the Company's revenue, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation. Net interest income for 2004 increased $1,437,000 to $6,922,000 or 26.2% from net interest income of $5,486,000 in 2003. The growth in net interest income was due to the increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits but partially offset by the decrease in the net interest margin. The net interest margin decreased to 4.56% in 2004 from 4.68% in 2003. The average rate on earning assets decreased 42 basis points from 6.62% in 2003 to 6.20% in 2004 and the average rate on interest-bearing liabilities decreased from 2.32% in 2003 to 1.95% in 2004. Although Management cannot predict with certainty future interest rate decisions by the Federal Open Market Committee ("FOMC"), Management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable net interest margin.

Non-Interest Income of the Company

Non-interest income increased to $1,823,000 (not including $7,000 in gains from sales of securities) in 2004 from $1,611,000 in 2003. The increase in non-interest income for 2004 was due to additional service charges on an increased number of deposit accounts, an increase in the fees generated by the Mortgage Division, and an increase in miscellaneous fees. During 2004, mortgage loan volume continued to be strong, driven largely by mortgage refinancing stimulated by low interest rates. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers. The Mortgage Division originated 341 mortgage loans, totaling $42,039,000 in 2004 as compared with 468 loans totaling $52,670,000 during the year ended December 31, 2003. For the year ended December 31, 2004, the Mortgage Division accounted for 5.67% of the Company's pre-tax earnings.

For the year ended December 31, 2004 non-interest income represented 16.2% of the Company's total revenues and decreased slightly when compared to the figure of 17.3% for the prior year. One of the Company's goals is to continue to evaluate and identify new sources of non-interest income as well as enhance existing ones.

Non-Interest (Operating) Expense of the Company

Non-interest, or operating, expense was $5,768,000 in 2004 compared to $4,405,000 in 2003. The significant increase in expense can be attributed to increased occupancy expense, an increase in equipment depreciation expenses, an increase in outside expenses, and an increase in the number of employees necessary to accommodate the Company's growth. Total personnel expense increased to $3,265,000 in 2004 from $2,461,000 in 2003 primarily as a result of staffing of the Downtown Branch and increased staffing at the Forest Branch. Variable expenses, including data processing fees and credit expenses also increased because of the Company's growth.

Because of the costs associated with opening and staffing two new branches, the Company's efficiency ratio (that is, the cost of producing each dollar of revenue) increased from 61.95% in 2003 to 65.90% in 2004. The Company expects the efficiency ratio to decrease in 2005.

Provision and Allowance for Loan Losses for the Company

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

Management has adopted a loan loss provision risk rating system formulated for commercial loans based on a "tiering" system. The "tiering" system (see Table 1 below) allows for each commercial loan to be classified by management based on their perceived level of risk when such factors as collateral adequacy/value, cash flow/capacity to repay debt, credit history, and other factors are taken into account. Currently, management reserves the greater of i) 1.00%; or ii) the amount determined by the tiering system set forth in Table 1 plus individual impairment associated with all classified loans, including consumer and real estate. In addition, for consumer and real estate loans classified as "satisfactory" or better, the Company accrues a loan loss reserve of 1.50% and 0.50%, respectively. Management anticipates that the loan loss policy will closely approximate actual losses.

Table 1
Bank of the James Tiered Risk Weighting System for Commercial Loans

Risk Categories	Classification	% of Loan Provided for in Loan Loss Reserve
RISK 1	Excellent	0%
RISK 2	Above Average	1/4%
RISK 3	Satisfactory	1/2%
RISK 4	Acceptable/Low Satisfactory	1%
RISK 5	Special Mention	individual determination
RISK 6	Sub-Standard	individual determination
RISK 7	Doubtful	individual determination
RISK 8	Loss	individual determination

The Company's reserve for possible loan losses decreased from $1,451,000 in 2003 to $1,419,000 in 2004, or 1.0% of the Company's total loan portfolio. This decrease resulted from application of the Company's loan loss provision rating system and individual impairment calculations, as discussed above.

As in prior years, the Bank retained the services of an external loan review firm to examine its loan portfolio in May, 2004. After examination of approximately 64 customer relationships comprising 109 loans totaling $36,420,000 in exposure, or approximately 31.3% of the Company's total outstanding loan balances as of December 31, 2003, the results of the external loan review showed the Company's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

The Bank again has retained the services of an external loan review firm to examine its loan portfolio beginning in the last week of April, 2005. Financial intends to provide the results of this review in the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005.

Income Tax Expense of the Company

For the year ended December 31, 2004, the Company had a federal income tax expense of $758,000. Note 9 of the Financial Statements provides additional information with respect to current federal income tax expense and the deferred tax accounts.

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. Management proactively has been examining alternative sources of funding, including but not limited to lines of credit, sale of investment securities, purchase of federal funds, term loans through the Federal Home Loan Bank and correspondents, and brokered certificate of deposit arrangements. Management believes that the Company has the ability to meet its liquidity needs.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common shareholders' equity, defined to include certain debt obligations) and Tier 2 (the remainder generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). Note 15 of the Financial Statements shows the minimum capital requirements and the Bank's capital position as of December 31, 2004 and 2003. As set forth in Note 15, the Bank's regulatory capital levels exceed those established for well-capitalized institutions.

The Bank was initially capitalized through a public offering of its common stock, $4.00 par value per share ("Common Stock"), at $10.00 per share (the "Offering"). The Offering, which concluded in February, 1999, resulted in a capitalization of the Bank of $9,356,300. As a result of the Offering and funds generated from operations, the Company has sufficient capital with which to operate. Consequently, Financial has no current plans to raise additional capital through another issuance of Common Stock or otherwise.

At December 31, 2004, shareholders' equity was $12,786,000 compared to $11,309,000 at December 31, 2003. As discussed more fully in "Financial Condition Summary", the increase in shareholders' equity is attributable to the net income earned in 2004.

Lending by the Company

The Company has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrowers' ability to repay. The Company's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

Total loans, net of fees and premiums and discounts and the loan loss provision, increased to $140,272,000 as of December 31, 2004 compared to $114,604,000 as of December 31, 2003. As of December 31, 2004, the Company had $380,000 in non-accrual loans compared with $100,000 at December 31, 2003. The Company continues to pursue an aggressive charge off policy that also yields loan recoveries.

The Company's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Management's focus on finding alternative sources of funding discussed above is being done so that the Company can continue to make loans and grow its loan portfolio. Continued loan growth is essential for the Company to be viewed by its potential customers as a willing lender.

Investment Securities of the Company

The investment securities portfolio of the Company is used as a source of income and liquidity. The portfolio of securities available for sale has increased to $10,912,000 as of December 31, 2004 from $6,963,000 as of December 31, 2003. This increase can be attributed to a reallocation of funds from short-term investments into longer-term, higher yielding securities.

Deposited funds are generally invested in overnight vehicles (Fed Funds) until approved loans are funded. The decision to purchase investment securities is made based on several factors or a combination thereof, some of which are as follows:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Fed Funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining approximately 8% of the Company's total assets in a combination of Fed Funds and investment securities (aggregate of available for sale and held to maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available for sale securities (as opposed to held to maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the US Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Securities held to maturity increased from $7,993,000 as of December 31, 2003 to $8,999,000 as of December 31, 2004. The decision to invest in securities held to maturity is based on the same factors as the decision to invest in securities available for sale except that management invests surplus funds in securities held to maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The balancing of the above factors along with the investment policy that management currently has in place contributed to the increase in the investment securities portfolio during 2004.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or reprice in specified periods. The Company's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to limit interest rate risk by not making fixed rate loans in excess of five years. The Company established the Mortgage Loan Division to serve potential customers that desired fixed rate loans in excess of five years. The Company will not hold such mortgage loans on its books and thus will not be subject to the interest rate risks inherent with these fixed rate loans.

Management believes that the Company has been successful in managing its net interest margins despite numerous adjustments by the FOMC since 2001. During 2004, the Bank's prime rate increased from 4.00% to 5.25%. The Company's net interest margin was under pressure in part because certain higher yielding loans were paid in full in advance of the maturity date and the proceeds were reinvested in lower yielding loans. As a result, the Company's spread on earning assets to interest bearing liabilities decreased from 4.61% in 2003 to 4.51% in 2004. Management combated this pressure by constantly monitoring and repricing deposits.

The Company's management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at a minimum of weekly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on the Company's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and "Gap Analysis."

Gap Analysis matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities. If a mismatch exists, it affects profitability. This tool uses a "Gap" to measure mismatches. Its formula is:

(Maturing Assets - Maturing Liabilities)/Total Earning Assets = Gap

Each maturity term, or "bucket," has a Gap. The greater the number of buckets used (i.e., the shorter the length of each maturity term), the more accurate the results. It is common to break the first year into twelve buckets, the next two years into quarterly buckets, and subsequent years into annual buckets. The Company concentrates mainly on the following two buckets: 1 day to 1 year and 1 year to 3 years.

The Company currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, to aid in Gap analysis calculation. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current Gap situation and its effect on earnings at the monthly board meetings.

Current Trends

A variety and wide scope of economic factors affect the Company's success and earnings. Although interest rate trends are one of the most important of these factors, the Company believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, the Company prepares for the opposite as well in order to safeguard margins against the unexpected.

The upward trend in interest rates during 2004 was due to the actions of the FOMC resulting from an accelerating economy. Although it cannot be certain, management believes that interest rates will either remain stable or trend upward throughout the remainder of 2005. Given the FOMC's recent statements, short term rates cannot be predicted. An increased long term interest rate is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. A summary of our commitments is as follows:

	December 31, 2004
Commitments to extend credit	$ 30,344,000
Standby letters of credit	1,926,000
	$ 32,270,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which we deem necessary.

Management does not anticipate any material losses as a result of these transactions.

Comparison Graphs

Profitability Ratios


Return on Assets
Return on Equity
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
(0.20)
(0.40)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
(2.00)
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
Return on Assets	(0.23)	1.02	0.84	1.14	0.92
Return on Equity	(1.03)	7.19	8.59	13.31	12.23

Return on Assets and Return on Equity are the two most common measurements of a bank's profitability. Return on Assets is computed by dividing net after-tax income by average assets. This ratio lets you know how well the bank is managing and investing the bank's assets. Return on Equity is computed by dividing the bank's net after-tax income by average equity. This ratio tells you how well the bank is performing for its stockholders.

Annual Growth Rates


Percent
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
(50.00)
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
Total Assets	80.87	48.54	50.92	27.12	17.94
Net Loans & Leases	418.97	90.18	34.30	33.65	22.40
Total Deposits	116.87	56.85	56.38	28.96	15.24
Tier 1 Capital	(1.00)	7.44	8.99	14.34	13.29

Sustainable growth is a top priority for banking organizations. However, a bank with excessive growth objectives may engage in activities that unduly increase its exposure to various risks, such as compromising its credit standards or setting up unprofitable pricing structures to increase business. These decisions could lead to significant deterioration for the bank in its asset quality, earnings, or liquidity. Excessive growth also may lead to undue leverage and capital inadequate to support the bank's activities.

Comparison Graphs

Net Interest Margin
(as a % of average assets)



Percent
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
Interest Income	8.33	7.69	6.70	6.26	5.90
Interest Expense	3.85	3.65	2.62	1.83	1.57
Net Interest Margin	4.48	4.04	4.08	4.43	4.33
Provision for Loan Loss	0.82	0.68	0.64	0.45	0.47

Net Interest Margin is the difference between the interest a bank earns on its earning assets and the interest it pays to fund those assets through deposits and borrowings. Interest Income, Interest Expense and Net Interest Margin are all presented as a percent of Average Assets. The Provision for Loan Loss, a charge for anticipated future loan problems, is also presented relative to Average Assets.

Loan Mix & Growth



$Thousands
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
Real Estate Loans	7,173	19,688	32,339	44,547	86,254
Commercial Loans	20,909	35,277	42,968	59,027	45,427
Consumer Loans	5,899	9,563	11,464	12,427	9,954
Agricultural Loans	0	57	43	7	20
All Other Loans*	16	10	17	46	36

* including any foreign office loans

The balances and growth of the various categories of loans are examined for the five time periods presented.

Comparison Graphs

A N N U A L   R E P O R T   2 0 0 4

Deposit Mix & Growth



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$Thousands

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
Demand Deposits	5,189	8,436	14,321	16,420	21,699
NOW, MMDA & Savings	8,759	14,957	28,737	44,517	74,834
Time Deposits < $100,000	21,049	31,143	45,805	56,580	43,600
Time Deposits > $100,000	7,203	11,653	14,646	15,969	13,701

The balances and growth of the various categories of domestic deposits are examined for the five time periods presented. Demand deposits are a source of interest free funds that are typically viewed as very stable.

Efficiency Ratio



87.39
72.98
65.28
62.08
65.96
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Percent
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Non-Interest Expense / Net Interest Income + Non-Interest Income

The Efficiency Ratio is a common measurement of a bank's productivity at producing revenues through both interest and non-interest sources. The ratio is computed by dividing Non-Interest Expense by the sum of Net Interest Income and Non-Interest Income. Generally, the lower the ratio . . . the more efficient the bank. Care must be taken, however, to account for the types of businesses in which the bank is involved as some activities may require more overhead.

Business Profile

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through it's subsidiary Bank of the James. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James is a locally-owned community bank and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

During the last decade, our community has witnessed a number of changes in the banking industry. Mergers among the largest banking organizations created a new class of mega-banks. Bank of the James was organized to fill this void of local banking. Capitalized by 2,400 shareholders, this group of investors provided the initial customer base and remains integral to the success of the Bank.

When Bank of the James opened its doors in 1999, we brought together many of the area's finest bankers to provide our customers with fast, local banking. From a start-up team of 12 employees and 10 directors, the Bank enjoys the reputation as being one of our areas' top performing community banks. Our dedication and commitment to service is the foundation that our company has been built on and this will never change. We believe that our customer's financial goals, both personal and professional, are our number one priority. Our goal is simply to treat our customers the way we ourselves want to be treated. The mission of Bank of the James was to create a top performing community bank that delivered outstanding customer service in the most professional, friendly and caring manner possible and to have a positive and direct impact on the cities and counties that we serve. We strongly believe that our focus on personal relationships with our customers and our local presence in the community is the reason why we have enjoyed great success.

The Bank offers a board range of competitive financial products and operates five full- service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Lynchburg, Virginia community.

As of December 31, 2004, Bank of the James had 74 employees, 2,007 shareholders and assets of $171,025,000.

Branch Locations

Main Street Office – Main Office
828 Main Street
Lynchburg, VA 24504
(434) 846-2000

Church Street Office
615 Church Street
Lynchburg, VA 24504
(434) 846-7285

Chestnut Hill Office
5204 Fort Avenue
Lynchburg, VA 24502
(434) 237-1144

Forest Office
17000 Forest Road, Suite A
Forest, VA 24551
(434) 534-8080

Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, VA 24551
(434) 534-8090

Madison Heights Office
4698 S. Amherst Highway
Madison Heights, VA 24572
(434) 846-8887

Lobby and Drive-Thru Hours of Operation
Monday - Thursday 9 a.m. to 5:30 p.m.
Friday 9 a.m. to 6 p.m.

All branches have 24-Hour ATM's.

Products and Services

Personal Banking Products
Jefferson Checking
Regular and Interest Checking
CheckPlus Checking
50 Plus Checking
James River Checking
Community Money Market Accounts
Premium Money Market Accounts
Peaks Savings Accounts
Statement/Passbook Savings
Minor Savings
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Club Accounts
Visa Debit and Credit Cards
On-Line Banking with Bill Pay
Overdraft Checking Line of Credit

Business Banking
Business Economy Checking
Small Business Checking
Business Interest Checking
Business Checking Analysis
IOLTA Accounts
Business Sweep Accounts
Better Business Banking Services
Credit Card Merchant Program
On-Line Banking with Bill Pay
Business Installment Loans
Commercial Construction Loans
Commercial Mortgages
Government Loan Programs
Corporate Christmas Club Accounts

Mortgage Programs
Conventional -Fixed Rate Loans
Conventional - Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
VHDA Loans
USDA Loans

Additional Products/Services
Telephone Banking
Coin Counting
Wire Transfers
No Bounce Checking Privilege
Direct Deposit
Easy Switch Program
Safe Deposit Boxes
24-Hour Banking/ATM's
Travelers Checks
Cashiers Checks
Notary Service
Savings Bonds
Bond Redemption



Our fifth branch opened in November 2004 at 828 Main Street in the Bank of the James building. The bank currently occupies two floors.

This report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan," and similar expressions and variations thereof, identify certain such forward-looking statements which speak only as of the dates on which they were made. Bank of the James Financial Group, Inc. (the "Company") undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to, competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank. Additional information is contained in the Company's filings with the Securities and Exchange Commission and previously filed by Bank of the James (predecessor of the Company) with the Federal Reserve Board concerning factors that could cause actual results to materially differ from those in the forward-looking statements.

Board of Directors

Robert R. Chapman III
President and Chief Executive Officer, Bank of the James
President, Bank of the James Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company

Ted F. Counts
Chief Executive Officer
The Counts Realty and Auction Group, Inc.

Ronald V. Dolan
President and CEO, Retired
First Colony Life Insurance Company

Donald M. Giles
President and CEO, Moore and Giles, Inc.

James R. Hughes, Jr.
President and CEO, Retired, Bank of the James
Vice Chairman, Board of Directors, Bank of the James and Bank of the James Financial Group, Inc.

Augustus A. Petticolas, Jr., DDS
Dr. Augustus A. Petticolas, Jr., General Dentistry

Thomas W. Pettyjohn, Jr.
Vice Chairman, Board of Directors, Bank of the James and Bank of the James Financial Group, Inc.
Investment Advisor, Davidson & Garrard, Inc.

Kenneth S. White
Chairman, Board of Directors, Bank of the James and Bank of the James Financial Group, Inc.
Of Counsel, Edmunds & Williams, PC

Dr. Richard R. Zechini
President, Richard R. Zechini, D.D.S., Ltd.

Bank Officers

Robert R. Chapman III
President and Chief Executive Officer

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Martin E. Waltemyer
Executive Vice President and Chief Operating Officer

Garry L. Friend
Senior Vice President - Retail Branch Administrator

Kevin M. Gill
Senior Vice President and Senior Lending Officer

Chris P. Taylor
Senior Vice President - Commercial Lending

Harry P. "Chip" Umberger
Senior Vice President and Senior Credit Officer

Danny R. Wilson
Senior Vice President - Bank of the James Mortgage

Rhonda R. Buracker
Vice President - Loan Administration

Brenda P. Gray
Vice President and Business Development Officer

Donna W. Guthrie
Vice President - Retail Lending

Vickie D. Spencer
Vice President and Marketing Officer

Brandon P. Farmer
Assistant Vice President and Technology Officer

Faye S. Lethcoe
Assistant Vice President - Retail Lending

Karen T. Martin
Assistant Vice President and Branch Manager

Rhonda M. Mills
Assistant Vice President - Bank of the James Mortgage

Allen C. Puckett
Assistant Vice President - Commercial Lending

Wilma K. E. Rucker
Assistant Vice President and Operations Officer

M. Kay Wright
Assistant Vice President and Credit Analyst

Sheila M. Wright
Assistant Vice President and Branch Manager

Stephanie M. Ford
Branch Manager

Claudia M. Pollard
Branch Manager

Janey V. Coffey
Assistant Branch Manager

Gloria A. Stanley
Assistant Branch Manager

Brian E. Cash
Commercial Loan Officer

Katrina Y. Rice
Commercial Loan Officer

Frances L. Roberts
Retail Loan Officer

Jason M. Witt
Retail Loan Officer

Sarah M. Lambert
Internal Audit Officer

Frieda P. Davis
Mortgage Loan Officer - Bank of the James Mortgage

Shirley A. Mikkelson
Mortgage Loan Officer - Bank of the James Mortgage

D. Van Marks
Controller and Bank Officer

Additional Information

Shareholder Information

Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact J .Todd Scruggs, Executive Vice President, at (434) 846-2000 or 1-877-266-0765.

Requests for printed materials including annual reports, proxy statements, 10-KSB and 10-QSB reports: visit www.sec.gov.

News and media representatives should contact: Vickie D. Spencer, Vice President and Marketing Officer at (434) 846-2000 or 1-877-266-0765.

Corporate Headquarters

Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address

Post Office Box 1200
Lynchburg, Virginia 24505-1200

Annual Meeting

The Annual Meeting of Shareholders will be held at 4 p.m. on Thursday, May 12, 2005, at Bank of the James, 8th Floor, 828 Main Street, Lynchburg, Virginia. All shareholders are invited to attend.

Common Stock

Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF There were approximately 2,007 active shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2004.

Independent Public Accountants

Cherry, Bekaert & Holland, L.L.P.
1700 Bayberry Court, Suite 300
Richmond. Virginia 23226-3791
(800) 849-8281

Corporate Counsel

Edmunds & Williams
Post Office Box 958
Lynchburg, Virginia 24504
(434) 846-9000

Transfer Agent

Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other Shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, PA 19003
Telephone: (610) 649-7300
Fax: (610) 649-7302

Financial Reporting

This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Cherry, Bekaert & Holland L.L.P. audited the Company's year-end financial statements.

Internet Address

Additional information regarding Bank of the James is available on the internet at www.bankofthejames.com.

Market Makers

Davenport & Company, L.L.C.
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

Hill Thompson Magid, L.P.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302-3914

Knight Equity Markets, L.P.
(201) 222-9400
Newport Tower
525 Washington Boulevard
Jersey City, NJ 07310-1600

McKinnon & Company, Inc.
(757) 623-4636
555 East Main Street, Suite 1212
Norfolk, VA 23510-2232

Monroe Securities, Inc.
(800) 766-5560
343 West Erie Street, Suite 410
Chicago, IL 60610

Pershing Trading Company, L.P.
(201) 413-3531
One Pershing Plaza
Jersey City, NJ 07399

Schwab Capital Markets, L.P.
(201) 963-9100
111 Pavonia Avenue
Jersey City, NJ 07310

Bank of the James and Bank of the James Financial Group, Inc. are Equal Opportunity Employers. Bank of the James is an Equal Housing Lender. Bank of the James is a member of the Federal Deposit Insurance Corporation.